# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DarioHealth Corp., CIK 0001533998
CUSIP: 23725P308
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 322 W 57TH ST. #33B, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001144204-19-007960
Filed by CIK 0001472322

## Reporting persons
- Nantahala Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 979,036; sole dispositive power 0; shared dispositive power 979,036; aggregate amount beneficially owned 979,036 (9.99% of the class)
- Wilmot B. Harkey: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 979,036; sole dispositive power 0; shared dispositive power 979,036; aggregate amount beneficially owned 979,036 (9.99% of the class)
- Daniel Mack: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 979,036; sole dispositive power 0; shared dispositive power 979,036; aggregate amount beneficially owned 979,036 (9.99% of the class)

## Item 1. Issuer
Name of issuer: DarioHealth Corp.
Address of issuer's principal executive offices: 322 W 57TH ST. #33B NEW YORK, NEW YORK, 10019

## Item 2. Person Filing
Name of person filing:
(1) Nantahala Capital Management, LLC ("Nantahala")
(2) Wilmot B. Harkey
(3) Daniel Mack (together the "Reporting Persons")
Address of principal business office or, if none, residence: 130 Main St. 2nd Floor, New Canaan, Connecticut 06840
Citizenship:
(1) Nantahala is a Massachusetts limited liability company.
(2) Each of Messrs. Harkey and Mack is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of September 30, 2026, Nantahala may be deemed to be the beneficial owner of 979,036 Shares held by funds and separately managed accounts under its control, and as the managing members of Nantahala, each of Messrs. Harkey and Mack may be deemed to be a beneficial owner of those Shares. The 979036 Shares Include 696 Shares which may be acquired by the Reporting Persons within sixty days through the exercise of convertible securities.
Percent of class:
As of September 30, 2026, each of the Reporting Persons may be deemed to be the beneficial owner of the following percentage of the total number of Shares outstanding:
(1) Nantahala Capital Management, LLC ("Nantahala") : 9.99%
(2) Wilmot B. Harkey: 9.99%
(3) Daniel Mack: 9.99%
Sole power to vote or to direct the vote:
(1) Nantahala Capital Management, LLC ("Nantahala") : 0 Shares.
(2) Wilmot B. Harkey: 0 Shares.
(3) Daniel Mack: 0 Shares.
Shared power to vote or to direct the vote:
(1) Nantahala Capital Management, LLC ("Nantahala") : 979,036 Shares.
(2) Wilmot B. Harkey: 979,036 Shares.
(3) Daniel Mack: 979,036 Shares.
Sole power to dispose or to direct the disposition:
(1) Nantahala Capital Management, LLC ("Nantahala") : 0 Shares.
(2) Wilmot B. Harkey: 0 Shares.
(3) Daniel Mack: 0 Shares.
Shared power to dispose or to direct the disposition:
(1) Nantahala Capital Management, LLC ("Nantahala") : 979,036 Shares.
(2) Wilmot B. Harkey: 979,036 Shares.
(3) Daniel Mack: 979,036 Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Each of Messrs. Harkey and Mack is filing this Schedule 13G as a control person in respect of shares beneficially owned by Nantahala, an investment adviser as described in ss. 240.13d-1(b)(1)(ii)(E). See Item 4(a).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24 - Power of Attorney incorporated by reference to the November 13, 2026 filing.
https://www.sec.gov/Archives/edgar/data/1502725/000110465926127115/0001104659-26-127115-index.htm.

## Signatures
- Nantahala Capital Management, LLC: /s/ Taki Vasilakis, Taki Vasilakis / Chief Compliance Officer (11/13/2026)
- Wilmot B. Harkey: /s/ Taki Vasilakis, attorney-in-fact for, Wilmot B. Harkey (11/13/2026)
- Daniel Mack: /s/ Taki Vasilakis, attorney-in-fact for, Daniel Mack (11/13/2026)